UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41559

NWTN Inc.

(Translation of registrant’s name into English)

c/o Alan Nan WU

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report of foreign private issuer on Form 6-K is being filed to disclose the home country rule exemption of NWTN Inc., a Cayman Islands exempted company (“we”, “our”, “us” or the “Company”), that it intends to disclose in its amended annual report on Form 20-F/A for the fiscal year ended December 31, 2022.

As a company incorporated in the Cayman Islands that is listed on Nasdaq Capital Market (“Nasdaq”), the Company is subject to Nasdaq corporate governance listing standards. Under Nasdaq rules, a foreign private issuer may, in general, follow its home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Listing Rules 5600 Series, 5250(b)(3) and 5250(d), we elected to be exempt from the requirements as follows:

(i)	Nasdaq Listing Rule 5620 which provides that (a) (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end; (b) each Company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of Shareholders and shall provide copies of such proxy solicitation to Nasdaq; and (c) quorum requirements for the shareholders’ meeting;

(ii)	Nasdaq Listing Rule 5635 which sets forth (A) the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (a) the acquisition of the stock or assets of another company, (b) equity-based compensation of officers, directors, employees or consultants, (c) a change of control, and (d) transactions other than public offerings; (B) general provisions relating to shareholder approval; and (C) the financial viability exception to the shareholder approval requirement; and

(iii)	Nasdaq Listing Rule 5250(b)(3) which sets forth the requirement to disclose third party director and nominee compensation; and

(iv)	Nasdaq Listing Rule 5250(d) which sets forth the requirement to distribute annual and interim reports.

Harney Westwood & Riegels, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to comply with above-mentioned requirements.

Except for the foregoing, there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Home Country Exemption Letter

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 14, 2023

NWTN Inc.

By:	/s/ Alan Nan Wu
Name:	Alan Nan Wu
Title:	Chief Executive Officer, Executive Director and Chairman

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